Consolidated financial statements of

Almaden Minerals Ltd.
(an exploration stage company)

For the year ended December 31, 2010

Almaden Minerals Ltd.
(an exploration stage company)
December 31, 2010

Table of contents

Report of Independent Registered Chartered Accountants		1-2

Consolidated statements of financial position		3

Consolidated statements of comprehensive loss		4

Consolidated statements of cash flows		5

Consolidated statements of changes in equity		6

Notes to the consolidated financial statements		7-45

Schedule:
1.	Consolidated schedules of general and administrative expenses	46

Deloitte & Touche LLP 2800 -1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X1P4 Canada
Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31,2010, December 31,2009 and January 1,2009 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31,2010 and December 31,2009 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31,2010, December 31,2009 and January 1,2009 and their financial performance and cash flows for the years ended December 31,2010 and December 31,2009 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Membre de / Member of Deloitte Touche Tohmatsu

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $3.5 million during the year ended December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Independent Registered Chartered Accountants
Vancouver, Canada
March 25,2011

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of financial position
(Expressed in Canadian dollars)

	December 31,	December 31,	January 1,
	2010	2009	2009
		(Note 19)	(Note 19)
	$	$	$
ASSETS
Non-current assets
Exploration and evaluation assets (Note 9)	4,439,145	8,416,597	8,235,749
Property, plant and equipment (Note 8)	862,725	875,101	1,013,580
Reclamation deposit	124,764	84,000	81,500
Exploration and evaluation assets deposit (Note 9(h)(vii))	138,929	138,929	138,929
Investments in Associates (Note 7)	941,276	1,261,651	1,549,036
	6,506,839	10,776,278	11,018,794
Current assets
Assets classified as held for sale (Note 20)	9,083,633	-	-
Inventory (Note 6)	274,768	274,768	274,768
Short term investment (Note 3(d))	2,000,000	-	-
Marketable securities (Note 5)	1,851,883	763,479	340,893
Accounts receivable and prepaid expenses (Note 4)	538,400	702,227	448,675
Cash and cash equivalents (Note 14)	16,087,832	13,142,671	12,318,950
	29,836,516	14,883,145	13,383,286
TOTAL ASSETS	36,343,355	25,659,423	24,402,080
EQUITY
Share Capital (Note 10)	62,853,930	50,877,609	49,159,392
Reserves (Note 10)	7,010,251	4,998,890	3,327,114
Deficit	(34,170,307)	(30,705,655)	(28,419,696)
	35,693,874	25,170,844	24,066,810
LIABILITIES
Non-current
Asset retirement obligation (Note 11)	-	135,016	129,332
Current liabilities
Accounts payable and accrued liabilities	372,889	353,563	205,938
Deferred exploration advances payable	156,956	-	-
Liabilities directly associated with assets classified as held for sale (Note 20)	119,636	-	-
	649,481	353,563	205,938
TOTAL EQUITY AND LIABILITIES	36,343,355	25,659,423	24,402,080
Commitments and contingencies (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2011. They are signed on the Company's behalf.

/s/Duane Poliquin	/s/Donald M. Lorimer
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009
		(Note 19)
	$	$
Revenue
Interest income	38,589	169,458
Drilling services	-	2,112,832
Other income	195,286	158,329
	233,875	2,440,619
Expenses (income)
Drilling services expenses		1,218,518
Write-down of interest in mineral properties	725,951	890,811
Recovery in value of mineral properties	(84,323)	-
Income on mineral property options	(1,923,430)	(77,360)
General and administrative expenses (Schedule 1)	1,493,611	1,291,253
General exploration expenses	646,358	665,055
Share-based compensation	2,108,800	67,500
	2,966,967	4,055,777
Operating loss	(2,733,092)	(1,615,158)

Other income (loss)
Loss on equity investment (Note 7)	(151,926)	(90,908)
Loss on dilution of equity investments (Note 7)	(168,449)	(196,476)
Write-down of marketable securities (Note 5)	-	(80,600)
Loss on sale of marketable securities	(556,753)	(26,790)
Gain on sale of property, plant and equipment	2,836	-
Foreign exchange loss	(163,034)	(415,755)
Loss before income taxes	(3,770,418)	(2,425,687)
Income tax recovery (Note 15)	305,766	139,728

Net loss for the year	(3,464,652)	(2,285,959)

Other comprehensive income

Net change in fair value of available-for-sale financial assets, net of tax of nil	149,738	596,051
Reclassification adjustment relating to available-for-sale financial assets disposed of in the year, net of tax of nil	556,753	26,240
Other comprehensive income for the year	706,491	622,291

Total comprehensive loss for the year	(2,758,161)	(1,663,668)

Basic and diluted net loss per share (Note 13)	(0.07)	(0.05)

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009
		(Note 19)
	$	$
Operating activities
Net loss for the year	(3,464,652)	(2,285,959)
Items not affecting cash
Loss on equity investment	151,926	90,908
Loss on dilution	168,449	196,476
Depreciation	189,580	169,973
Loss on sale of marketable securities	556,753	26,790
Write-down of marketable securities	-	80,600
Income on mineral property options	(1,923,430)	(77,360)
Write-down of interest in mineral properties	725,951	890,811
Recovery in value of mineral properties	(84,323)	-
Share-based payments	2,108,800	67,500
Gain on sale of property, plant and equipment	(2,836)	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	163,827	(253,552)
Accounts payable and accrued liabilities	19,326	147,625
Deferred exploration advances payable	156,956	-
Net cashed used in operating activities	(1,233,673)	(946,188)
Investing activities
Reclamation deposit	(40,764)	(2,500)
Short term invesment	(2,000,000)	-
Marketable securities
Purchases	(1,550)	-
Net proceeds	1,009,484	103,217
Property, plant and equipment
Purchases	(502,822)	(31,494)
Net proceeds	5,190	-
Mineral properties
Costs	(5,478,095)	(1,119,474)
Net proceeds	15,000	119,958
Net cash used in investing activities	(6,993,557)	(930,293)
Financing activities
Issuance of shares, net of share issue costs	11,172,391	2,700,202
Net cash from financing activities	11,172,391	2,700,202

Net cash inflow	2,945,161	823,721
Cash and cash equivalents, beginning of year	13,142,671	12,318,950
Cash and cash equivalents, end of year	16,087,832	13,142,671
Supplemental cash and cash equivalents information - Note 14

Interest paid	-	-
Interest received	38,589	169,458
Taxes paid	-	-
Taxes received	-	-

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share Capital		Reserves
			Equity settled		Available-for-
			employee		sale financial	Total
	Number of shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2009 (Note 19)	45,525,829	49,159,392	4,509,023	176,741	(1,358,650)	3,327,114	(28,419,696)	24,066,810
Shares issued for cash on exercise of stock options	154,000	59,752	-	-	-	-	-	59,752
Share-based payments	-	-	67,500	-	-	67,500	-	67,500
Private placements	3,293,316	1,658,465	-	981,985	-	981,985	-	2,640,450
Total comprehensive loss for the period	-	-	-	-	622,291	622,291	(2,285,959)	(1,663,668)
Balance, December 31, 2009 (Note 19)	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500	-	-	-	-	-	919,500
Fair value of share options allocated to shares issued on exercise	-	533,250	(533,250)	-	-	(533,250)	-	-
Share-based payments	-	-	2,108,800	-	-	2,108,800	-	2,108,800
Private placements	4,892,021	9,234,011	-	35,500	-	35,500	-	9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380	-	-	-	-	-	983,380
Fair value of warrants allocated to shares issued on on exercise	-	306,180	-	(306,180)	-	(306,180)	-	-
Total comprehensive loss for the period	-	-	-	-	706,491	706,491	(3,464,652)	(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

(An exploration stage company)

1.           Nature of operations and continuance of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the year ended December 31, 2010, the Company incurred a net loss for the year of $3.5 million (2009 - $2.3 million).  At December 31, 2010, the Company had cash and cash equivalents of $16.1 million and working capital of $29.1 million.  The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, general positive cash flows, and ultimately the achievement of profitable operations.  These material uncertainties cash significant doubt upon the Company’s ability to continue as a going concern.

2.           Basis of preparation

(a)           Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities, which the Company received in May 2010.

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements presented in accordance with IFRS.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some areas from IFRS.  In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  Note 19 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, loss and comprehensive loss along with line-by-line reconciliations of the statements of financial position as at December 31, 2009 and January 1, 2009 and the statement of comprehensive loss for the year ended December 31, 2009.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

2.	Basis of preparation (Continued)

(b)           Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on December 31, 2010, the Company’s first annual reporting date.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.  They also have been applied in preparing an opening IFRS balance sheet at January 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 19.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries is the Canadian dollar.

(d)           Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Tarsis Resources Ltd. (“Tarsis”), the common directors and management between Tarsis and the Company and the intercompany transactions and relationship with Tarsis and concluded that significant influence exists.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

2.           Basis of preparation (Continued)

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2010;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position; and
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	Nevada	holding company
Republic Resources Ltd.	British Columbia	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 16.7% interest in Tarsis Resources Ltd. is accounted for using the equity method. The Company accounts for its interest in jointly controlled assets by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)           Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)           Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

 (d)           Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)          Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

        (f)          Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20% straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

(g)	Impairment of equipment and intangible assets

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

h)           Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Drilling services and other income
Revenue from drilling services and other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(i)           Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.
Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(j)           Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)           Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The board of directors grants such option for periods of up to five years, with vesting periods determined at the sole discretion of the board and at prices equal to the volume weighted average price for the five days immediately preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

 (l)           Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)           Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)           Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured in accordance with the Company’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(o)           New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•	Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters - effective for accounting periods commencing on or after July 1, 2010.
•	IAS 24, Related Party Disclosure - effective for accounting periods commencing on or after January 1, 2011;
•	IFRS 9, Financial Instruments - effective for accounting periods commencing on or after January 1, 2013;
•	Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues - effective for accounting periods commencing on or after February 1, 2010;
•	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement - effective for accounting periods commencing on or after January 1, 2011;
•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments - effective for accounting periods commencing on or after July 1, 2010;
•	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
•	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
•	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,	January 1,
	2010	2009	2009
Accounts receivable	$ 327,321	$ 678,058	$ 448,785
HST receivable	187,300	19,306	16,305
Allowance for doubtful accounts	(75,030)	(75,030)	(91,168)
Prepaid expenses	98,809	79,893	74,753
	$ 538,400	$ 702,227	$ 448,675

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses, are recorded as other comprehensive income or loss.  During the year ended December 31, 2010, the Company determined that $Nil (2009 - $80,600) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold bullion (2009 – 1,597; January 1, 2009 – 1,597) which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2010 is $2,268,986 (2009 - $1,839,421; January 1, 2009 - $1,722,477).

7.           Investments in Associate

Tarsis Resources Ltd.
On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.  In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden’s interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476. In the year ended December 31, 2010, Almaden’s interest in Tarsis decreased from 27.6% to 16.7% resulting in the recognition of a loss on dilution of $168,449.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant Influence exists.  Almaden has recorded its equity share of Tarsis’ loss during the year ended December 31, 2010 in the amount of $151,926 (2009 - $90,908). The fair value of the investment at December 31, 2010 is $2,214,000 (December 31, 2009 - $738,000; January 1, 2009 - $225,500).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

7.           Investments in Associate (Continued)

During the year ended December 31, 2010, the Company charged Tarsis $54,515 (2009 - $55,189) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. The following  table summarizes the financial information of Tarsis for its years ended October 31, 2010 and 2009:

	October 31
	2010	2009
Total Assets	$5,899,166	$4,835,003
Total Liabilities	$97,732	$114,468
Revenue	$-	$-
Loss	$1,218,650	$323,389

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

 8.           Property, plant and equipment

	Automotive	Furniture	Computer	Computer	Geological	Field	Mill	Leasehold	Drill
	equip.	& fixtures	hardware	software	library	equip.	equip.(1)	improve.	equip.	Total
	$	$	$	$	$	$	$	$	$	$
Cost
January 1, 2009	371,015	130,400	258,427	80,455	65,106	331,950	323,264	27,181	476,270	2,064,068
Additions	-	3,035	6,677	-	-	21,783	-	-	-	31,495
December 31, 2009	371,015	133,435	265,104	80,455	65,106	353,733	323,264	27,181	476,270	2,095,563
Additions	98,803	5,190	5,757	53,463	-	55,710	-	-	283,910	502,833
Disposals	-	-	-	-	-	(41,703)	-	-	-	(41,703)
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	323,264	27,181	760,180	2,556,693

Accumulated Depreciation
January 1, 2009	214,224	107,388	192,012	43,264	46,403	202,149	-	18,215	226,833	1,050,488
Depreciation	47,037	4,906	20,926	11,158	3,740	28,139	-	4,180	49,888	169,974
December 31, 2009	261,261	112,294	212,938	54,422	50,143	230,288	-	22,395	276,721	1,220,462
Disposals	-	-	-	-	-	(39,338)	-	-	-	(39,338)
Depreciation	47,747	4,747	16,513	15,829	2,992	29,787	-	3,664	68,301	189,580
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	-	26,059	345,022	1,370,704

Carrying amounts
January 1, 2009	156,791	23,012	66,415	37,191	18,703	129,801	323,264	8,966	249,437	1,013,580
December 31, 2009	109,754	21,141	52,166	26,033	14,963	123,445	323,264	4,786	199,549	875,101
	160,810	21,584	41,410	63,667	11,971	147,003	323,264	1,122	415,158	1,185,989
Reclassified to Asset Held for Sale (Note 20)	-	-	-	-	-	-	(323,264)	-	-	(323,264)
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	-	1,122	415,158	862,725

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets

	Elk	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$	$
Opening Balance (December 31, 2009)	1,075,694	46,451	148,254	4,321	-	11,070	1	50,205	354,398	1,690,394
Additions	-		-	-	41,988	219,989	-	-	138,944	400,921
Proceeds from options	-		-	-	-	-	-	-	(168,600)	(168,600)
Recoveries	-		-	-	-	-	-	-	-	-
Write-down of deferred
acquisition costs	-		-	-	-	-	-	-	(5,289)	(5,289)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-		-	-	-	-	-	-	168,482	168,482
Closing Balance (December 31, 2010)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	487,935	2,085,908
Deferred Exploration Costs
Opening Balance (December 31, 2009)	5,170,058	847,863	332,610	66,694	-	23,360	-	372,461	(86,843)	6,726,203
Costs incurred during the period
Drilling and related costs	1,182,922	202,601	7,406	-	9,582	703,535	139,450	-	158,482	2,403,978
Professional/technical fees	425,444	9,079	5,815	4,276	61,418	93,581	10,963	9,402	58,155	678,133
Claim maintenance/lease cost	1,500	6,885	23,077	748	6,365	61,664	51,942	29,920	139,159	321,260
Geochemical	174,893	-	-	-	30,449	182,933	17,642	-	49,623	455,540
Travel and accommodation	54,979	-	314	4,649	23,189	93,132	10,902	1,275	35,200	223,640
Camp costs	188,810	-	-	-	-	-	-	-	-	188,810
Truck rental and fuel	64,407	-	-	-	-	-	-	-	-	64,407
Geology, engineering	255,715	403	-	900	-	18,625	-	-	-	275,643
Salaries and wages	-	-	-	-	16,858	98,318	21,323	2,083	49,426	188,008
Supplies and misc.	38,169	34	117	-	19,921	29,491	1,959	1,426	27,101	118,218
Geophysical, geosciences	54,310	-	-	-	7,412	41,523	-	-	11,908	115,153
Reclamation, environmental	73,468	-	-	-	10,694	3,236	-	3,720	1,800	92,918
Proceeds from options	-	-	-	-	-	-	-	(23,000)	(1,770,000)	(1,793,000)
Recoveries	-	(3,200)	-	(4,427)	(49,044)	-	-	-	(7,243)	(63,914)
Write-down of deferred
exploration costs	-	-	-	-	-	-	(254,181)	-	(466,481)	(720,662)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-	-	-	-	-	-	-	-	1,754,948	1,754,948
Recovery in value of mineral interests	-		-	-	-	33,056	-	45,950	5,317	84,323
	2,514,617	215,802	36,729	6,146	136,844	1,359,094	-	70,776	47,395	4,387,403
Closing Balance (December 31, 2010)	7,684,675	1,063,665	369,339	72,840	136,844	1,382,454	-	443,237	(39,448)	11,113,606
	8,760,369	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	13,199,514
Reclassified to Asset Held for Sale (Note 20)	(8,760,369)	-	-	-	-	-	-	-	-	(8,760,369)
	-	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	4,439,145

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

Mineral properties	Elk	ATW	Willow	Caballo Blanco	Tuligtic	San Carlos	Caldera	Various Other	Total
	$	$	$	$	$	$	$	$	$
Opening Balance (January 1, 2009)	1,075,694	46,451	148,254	4,321	11,070	38,306	50,205	366,395	1,740,696
Additions	-	-	-	-	-	-	-	79,616	79,616
Proceeds from options	-	-	-	-	-	-	-	(20,900)	(20,900)
Recoveries	-	-	-	-	-	-	-	-	-
Write-down of deferred
acquisition costs	-	-	-	-	-	(38,305)	-	(148,073)	(186,378)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-	-	-	-	-	-	-	77,360	77,360

Closing Balance (December 31, 2009)	1,075,694	46,451	148,254	4,321	11,070	1	50,205	354,398	1,690,394

Deferred Exploration Costs
Opening Balance (January 1, 2009)	4,847,674	448,760	294,417	49,632	277,339	189,709	217,696	169,826	6,495,053

Costs incurred during the period
Drilling and related costs	-	321,217	-	-	421,673	-	-	23,852	766,742
Professional/technical fees	107,447	5,884	-	4,062	108,414	22,040	31,198	83,957	363,002
Claim maintenance/lease Cost	1,500	9,630	23,948	4,639	60,980	50,053	52,239	103,660	306,649
Geochemical	1,215	-	-	-	43,900	1,960	12,301	24,151	83,527
Travel	12,700	27	-	3,162	49,048	11,325	17,474	46,364	140,100
Geology, engineering	142,473	1,687	-	6,628	-	-	12,000	-	162,788
Salaries and wages	-	-	14,186	2,727	71,207	11,009	21,051	12,251	132,431
Supplies and misc.	1,055	69	59	-	93,679	2,196	2,652	10,898	110,608
Geophysical	21,421	60,589	-	-	6,300	3,150	5,850	26,665	123,975
Reclamation, environmental	34,573	-	-	-	-	-	-	-	34,573
Proceeds from options	-	-	-	-	-	-	-	(109,958)	(109,958)
Recoveries	-	-	-	(4,156)	(1,109,180)	-	-	(65,518)	(1,178,854)
Write-down of deferred
exploration costs	-	-	-	-	-	(291,442)	-	(412,991)	(704,433)

	322,384	399,103	38,193	17,062	(253,979)	(189,709)	154,765	(256,669)	231,150

Closing Balance (December 31, 2009)	5,170,058	847,863	332,610	66,694	23,360	-	372,461	(86,843)	6,726,203

Total	6,245,752	894,314	480,864	71,015	34,430	1	422,666	267,555	8,416,597

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)           Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.  Subsequent to December 31, 2010 the Company signed an agreement to sell the Elk property as described in Note 22.

(b)           ATW

The Company has a net 65.5% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(c)           Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(d)           Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.   During 2007, the Company  entered into an agreement with Canadian Gold Hunter Corp., now NGEx Resources Inc. (“NGEx”).  To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.  In February 2010, the Company agreed to terms with NGEx and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden. Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

        (e)   Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.  During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest in the property, Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years.  In February 2010, Antofagasta terminated its option on the property.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(f)           San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.  During the year ended December 31, 2010 these warrants expired unexercised.  The write-down recognized in 2010 is $254,181 (2009 - $329,747).

(g)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During the year ended December 31, 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm").  To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(h)           Other

(i)      Nicoamen River
The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.

(ii)      Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

       (iii)     Merit
The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest, Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.  The write-down recognized in 2010 is $1,411 (2009 - $13,305).

(iv)      Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.  During 2009, the Company terminated Spire’s option to acquire an interest in the property.   The write-down recognized in 2010 is 58,327 (2009 - $61,409).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(v)    Bufa
The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln had to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.  In February 2010, the Company sold its 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000).  The Company retains a 2% NSR.

(vi)   Gallo de Oro
During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company had to pay US$50,000 by October 30, 2009. At December 31, 2009, all of this obligation had been paid.  The write-down recognized in 2010 of $3,832 (2009 - $104,580) was related to Gallo de Oro.

(vii)   Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company (“Golden Minerals”).  To earn a 60% interest, Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)   Tropico
During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(ix)          Other write-downs of interest in mineral properties
In addition, the Company wrote down its interest in other mineral properties in aggregate by $408,200 during the year ended December 31, 2010 (2009 - $377,726).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves

          (a)  Authorized share capital

At December 31, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

          (b) Details of private placement issues of common shares in 2010 and 2009 are asfollows:

The Company issued 81,200 common flow-through shares on October 13, 2010 on a private placement basis at a price of $3.50 per share, after incurring issue costs of $14,175. Cash commissions totalling $8,400 were paid.

The Company issued 3,000,000 common shares on September 22, 2010 on a private placement basis at a price of $2.50 per share.  Cash commissions, a corporate finance fee and related expenses totalled $650,500.  On September 28, 2010, the Company issued a further 450,000 common shares at a price of $2.50 per share on the closing of the over-allotment option portion of the September 22, 2010 private placement.  Cash commissions and expenses totalling $82,045 were paid.

The Company issued 1,003,821 common flow-through shares on June 29, 2010 on a private placement basis at a price of $1.20 per share, after incurring issue costs of $116,712.   49,997 broker’s warrants entitling the brokers to purchase 49,997 shares at $1.20 per shares until June 29, 2011 were issued to brokers in respect of this placement. The fair value of the broker’s warrants of $7,500 was allocated to share capital and reserves for warrants.

The Company issued 350,000 units on March 16, 2010 on a private placement basis at a price of $1.00 per unit, after incurring issue costs of $32,078.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.   4,375 non-flow-through common shares and 2,625 flow-through shares were issued to finders in respect of this placement. The fair value of the warrants issued as part of the private placement of $28,000 was allocated to share capital and reserves for warrants.

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per share, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and reserves for warrants. 236,000 finders warrants entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 were issued to a finder in respect of this placement. The fair value of the finder’s warrant of $146,320 was allocated to share capital and reserves for warrants.

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per share, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and reserves for warrants.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the period ended December 31, 2010 is as follows:

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	113,158	-	-
December 17, 2011	$ 0.85	236,000	-	-	-	236,000
December 17, 2011	$ 1.40	1,648,000	-	467,500	-	1,180,500
March 16, 2011	$ 1.25	-	175,000	135,000	-	40,000
June 29, 2011	$ 1.20	-	49,997	24,998	-	24,999
		2,022,158	224,997	(740,658)	(25,000)	1,481,499

Weighted average
exercise price		$ 1.34	$ 1.24	$1.33	$ 3.00	$ 1.30

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
November 14, 2009	$1.00	86,000			(86,000)	-
March 20, 2010	$ 3.00	25,000	-	-	-	25,000
March 31, 2010	$ 1.15		113,158	-	-	113,158
December 17, 2011	$ 0.85		236,000	-	-	236,000
December 17, 2011	$ 1.40		1,648,000	-	-	1,648,000
		111,000	1,997,158	-	(86,000)	2,022,158

Weighted average
exercise price		$ 1.45	$ 1.32	-	$ 1.00	$ 1.34

On March 31, 2010, the Company extended the expiry date of 113,158 warrants for six months.  The fair value for these warrants was recalculated on the extension date and an adjustment of $Nil was recorded.

The fair value of the warrants issued June 29, 2010 was estimated at $7,500 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.54%; expected life of 1 year; dividend rate of 0%; and volatility of 58.29%.

The fair value of the warrants issued March 16, 2010 was estimated at $28,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.63%; expected life of 1 year; dividend rate of 0%; and volatility of 67.14%.

The fair value of the warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

                (d)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2010, the Company had reserved 570,082 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the year ended December 31, 2010 vested on the date granted. The continuity of stock options for the years ended December 31, 2010 and 2009 are as follows:

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
June 17, 2010	$ 1.79	240,000	-	-	(240,000)	-
September 15, 2010	$ 1.07	140,000	-	(140,000)	-	-
July 6, 2011	$ 2.50	1,795,000	-	(100,000)	-	1,695,000
November 22, 2011	$ 2.73	-	100,000	-	-	100,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
December 13, 2012	$ 4.30	-	25,000	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(530,000)	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$ 0.94	-	75,000	(40,000)	-	35,000
June 21, 2015	$ 1.00	-	240,000	-	-	240,000
July 16, 2015	$ 0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$ 2.22	-	380,000	(25,000)	-	355,000
September 20, 2015	$ 2.67	-	100,000	-	-	100,000
November 22, 2015	$ 2.73	-	175,000	-	-	175,000
Options outstanding and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000

Weighted average
exercise price		$ 1.98	$ 1.55	$ 1.03	$ 1.79	$ 1.95

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
December 1, 2009	$ 0.39	154,000	-	(154,000)	-	-
December 14, 2009	$ 1.67	806,000	-	-	(806,000)	-
June 17, 2010	$ 1.79	240,000	-	-	-	240,000
September 15, 2010	$ 1.07	140,000	-	-	-	140,000
July 6, 2011	$ 2.50	1,795,000	-	-	-	1,795,000
September 7, 2009	$ 2.23	25,000	-	-	(25,000)	-
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 14, 2012	$ 2.52	50,000	-	-	-	50,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	-	-	655,000
November 25, 2014	$ 0.81	-	150,000			150,000
Options outstanding and exercisable		4,505,000	150,000	(154,000)	(831,000)	3,670,000

Weighted average
exercise price		$ 1.93	$ 0.81	$ 0.39	$ 1.70	$ 1.98

The weighted average grant date fair value of 25,000 stock options granted on December 13, 2010 was $1.67. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.70%; expected life of 2 years; expected volatility of 70.94%; and expected dividends of $Nil.

The weighted average grant date fair value of 175,000 stock options granted on November 22, 2010 was $1.85. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.24%; expected life of 5 years; expected volatility of 70.18%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 22, 2010 was $0.86. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.70%; expected life of 1 year; expected volatility of 70.47%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on September 20, 2010 was $1.56. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 69.44%; and expected dividends of $Nil.

The weighted average grant date fair value of 380,000 stock options granted on August 27, 2010 was $1.19. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 68.86%; and expected dividends of $Nil.

The weighted average grant date fair value of 210,000 stock options granted on July 16, 2010 was $0.52. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.           Capital and reserves (Continued)

of 2.00%; expected life of 5 years; expected volatility of 65.67%; and expected dividends of $Nil.

The weighted average grant date fair value of 240,000 stock options granted on June 21, 2010 was $0.54. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 66.46%; and expected dividends of $Nil.

The weighted average grant date fair value of 75,000 stock options granted on April 7, 2010 was $0.62. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 4 years; expected volatility of 69.02%; and expected dividends of $Nil.

The weighted average grant date fair value of 1,140,000 stock options granted on January 4, 2010 was $0.67. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 65.27%; and expected dividends of $Nil.

The weighted average grant date fair value of 150,000 stock options granted on November 25, 2009 was $0.45. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.12%; expected life of 5 years; expected volatility of 63.74%; and expected dividends of $Nil.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

11.           Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Elk property in British Columbia and is estimated to be settled in 4 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a pre-tax discount rate of 6.25 percent.  See also Note 20 Net Assets Held For Sale.

	December 31,	December 31,	January 1,
	2010	2009	2009
Opening Balance, January 1	135,016	129,332	129,332
- Accretion during the year	8,108	5,684	-
- Adjustment to estimate	(23,488)	-	-
- Transferred to Liabilities Held for Sale	(119,636)	-	-

	-	135,016	129,332

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances

a) Management transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows for the year ended December 31, 2010:

	Short-term employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	208,100	n/a	n/a	(iii)	396,000(v)	604,100
Morgan Poliquin Chief Executive Officer	165,000	n/a	n/a	(iii)	442,500(vi)	607,500
Pacific Opportunity Capital Ltd.(ii)	60,000	n/a	n/a	(iv)	50,250(vii)	110,250
Mark Blythe Vice-President-Mining	55,875	n/a	n/a	n/a	46,500(viii)	102,375

  For the year ended December 31, 2009
	Short-term Employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	189,200	n/a	n/a	(iii)	Nil	189,200
Morgan Poliquin Chief Executive Officer	173,000	n/a	n/a	(iii)	67,500(ix)	240,500
Pacific Opportunity Capital Ltd.(ii)	60,000	n/a	n/a	(iv)	Nil	60,000
Mark Blythe Vice-President-Mining	52,875	n/a	n/a	n/a	Nil	52,875

(i)
Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company. The spouse and daughter of the Chairman were also directly paid $10,000 each during 2010 (2009 - $4,000) for marketing and administrative services including website maintenance and updates, market materials coordination, and general administration.

(ii)	Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, the Chief Financial Officer of the Company.
(iii)
If terminated without cause, payment of an amount equal to 2 times the then current base compensation; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base compensation.

(iv)	If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

(v)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 220,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 240,000 option-based awards at the June 21, 2010 grant date is based on the fair value of the awards ($0.54) and the value of 100,000 option-based awards at the August 27, 2010 grant date is based on the fair value of the awards ($1.19), all calculated using the Black-Scholes option pricing model.  All options vested upon grant.

(vi)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 350,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 100,000 option-based awards at the July 16, 2010 grant date is based on the fair value of the awards ($0.52) and the value of 100,000 option-based awards at the September 20, 2010 grant date is based on the fair value of the awards ($1.56), all calculated using the Black-Scholes option pricing model.  All options vested upon grant.

(vii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67) calculated using the Black-Scholes option pricing model. All options vested upon grant.

(viii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the April 7, 2010 grant date is based on the fair value of the awards ($0.62) calculated using the Black-Scholes option pricing model. All options vested upon grant.

(ix)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 150,000 option-based awards at the November 25, 2009 grant date is based on the fair value of the awards ($0.45) calculated using the Black-Scholes option pricing model. All options vested upon grant.

b) Directors transactions

During the year ended December 31, 2010, $33,000 (2009 - $33,000) was paid to the 5 non-management Directors.

c) Other related party transactions

i) Tarsis Resources Ltd. (“Tarsis”)
Tarsis has a Director, Gerald Carlson, and two officers, Marc G. Blythe and Mark T. Brown, in common with Almaden, and Almaden owns 17% of Tarsis’s common shares (see Note 7).

During the year ended December 31, 2010, the Company charged Tarsis $54,515 (2009 - $55,189) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2010, Tarsis owed the Company $433 (2009 - $13,179).

ii) Windstorm Resources Ltd. (“Windstorm”)
Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

c) Other related party transactions

iii) Fairmont Resources Inc. (“Fairmont”)

One of Fairmont’s Directors, Gerald Carlson, is also a Director of Almaden.

On July 30, 2009, Fairmont entered into an option agreement to acquire an initial 51% interest in Almaden’s Nicoamen River Claims located in the Kamloops Mining Division, British Columbia. In order to earn its interest Fairmont agreed to pay $25,000 and incur $300,000 in exploration. Fairmont may acquire an additional 9% interest by issuing a total of 300,000 common shares to Almaden and spending a further $1,7 million on the property, both within a five year period beginning on April 14, 2010.

iv) ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

13.	Loss per share

        Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2010 was based on the loss attributable to common shareholders of $3,464,652 (2009 – ($2,285,959) and a weighted average number of common shares outstanding of 51,187,561 (2009 – 45,846,627).

Diluted loss per share did not include the effect of 4,980,000 stock options and 1,481,499 warrants (2009 – 3,670,000 and 2,022,158, respectively) because they are anti-dilutive.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

14.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2010	December 31, 2009 (Note 19)

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$ 533,250	$ -
Reversal of warrants reserve on exercise of warrants	306,180	-
Fair value of warrants upon completion of private placement	35,550	981,985
Shares received on sale of Tropico property	153,600	-
Shares received on sale of Bufa property	1,770,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2010	December 31, 2009 (Note 19)	January 1, 2009 (Note 19)

Cash	$ 3,596,119	$ 3,959,526	$ 1,206,586
Government of Canada (T-Bills)	4,997,500	9,183,145	11,112,364
Bankers Acceptance	7,494,213	-	-
	$ 16,087,832	$ 13,142,671	$ 12, 318,950

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

15.           Income taxes

The Company’s Canadian income tax rate is approximately 28.5% (2009 – 30%) while the Mexico income tax rate is approximately 30%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2010	2009

Statutory rate	28.5%	30.0%

Income taxes recovered
at the Canadian statutory rate	$1,074,569	$727,700
Effect of different tax rates in
foreign jurisdiction	(6,672)	(26,300)
Non-deductible items	(743,281)	(67,911)
Tax recovery on flow-though
shares	305,766	-
Tax losses not recognized in
period benefit arose & other	(324,616)	(633,489)
Reduction in mineral tax liability	-	-
Mineral tax recovery	-	185,690
Mexican flat tax	-	(45,962)
	$305,766	$139,728

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	December 31,	December 31,	January 1,
	2010	2009	2009

Operating and capital loss carryforwar	$1,712,000	$2,131,000	$2,289,000
Canadian and foreign exploration and
development expenditures	1,248,000	1,508,000	1,711,000
Asset retirement obligations	29,900	33,800	34,000
Marketable securities	30,700	131,000	319,000
Share issue costs	209,000	47,000	59,000
Property, plant and equipment	366,000	17,000	127,000
Cumulative Eligible Capital	18,000	19,000	-
	3,613,600	3,886,800	4,539,000
Valuation allowance	(3,613,600)	(3,886,800)	(4,539,000)
	$-	$-	$-

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

15.           Income taxes (Continued)

At December 31, 2010, the Company had operating loss carry forwards available for tax purposes in Canada of $3,437,000 (2009 - $4,223,500) which expire between 2014 and 2029 and in Mexico of $1,937,000 (2009 - $2,978,000) which expire between 2011 and 2020.

16.           Commitments and contingencies

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2011	$ 67,000
2012	67,000
2013	67,000
2014	75,000
2015	81,000
Thereafter	6,700
$363,700

(b)
During 2007, the Company entered into contracts with its Chairman and Chief Executive Officer for remuneration of $206,250 annually (amended), for two years, renewable for two additional successive terms of 24 months.

(c)
During 2007, the Company entered into an Agreement with its Chief Financial Officer and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months.

17.           Financial instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $140,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $220,000.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

17.	Financial instruments (Continued)

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees, drilling clients and IVA from the Mexican government.

        (c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

       (d)   Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $150,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

       (f)   Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

17.	Financial instruments (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$16,087,832	$-	$-	$16,087,832
Marketable securities	1,851,883	-	-	1,851,883
Short-term investment	2,000,000	-	-	2,000,000
	$19,939,715	$-	$-	$19,939,715

18.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

19.           Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2009 (“Transition Date”).  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2009 comparatives and current year financial statements have been prepared using the same policies.  The previously presented 2009 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1.  Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception.  These are discussed below.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(i)	Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(ii)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

Mandatory Exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(iii)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates  were in error.  The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist. The analysis which follows represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

Reconciliation of Statements of Financial Position

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment		$ 1,013,580	$ -	$ 1,013,580	$ 875,101	$ -	$ 875,101
Investment		1,549,036	-	1,549,036	1,261,651	-	1,261,651
Reclamation deposit		81,500	-	81,500	84,000	-	84,000
Mineral property deposit		138,929	-	138,929	138,929	-	138,929
Mineral properties		8,235,749	-	8,235,749	8,416,597	-	8,416,597
		11,018,794	-	11,018,794	10,776,278	-	10,776,278

Current assets
Inventory		274,768	-	274,768	274,768	-	274,768
Marketable securities		340,893	-	340,893	763,479	-	763,479
Accounts receivable and
prepaid expenses		448,675	-	448,675	702,227	-	702,227
Cash and cash equivalents		12,318,950	-	12,318,950	13,142,671	-	13,142,671
		13,383,286	-	13,383,286	14,883,145	-	14,883,145

TOTAL ASSETS		$ 24,402,080	$ -	$ 24,402,080	$ 25,659,423	$ -	$ 25,659,423

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Statements of Financial Position

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$ -	$49,159,392	$50,877,609	$ -	$50,877,609
Reserves
Equity settled employee
Benefits	19(iv)	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	19(iv)	-	176,741	176,741	-	1,158,726	1,158,726
Available-for-sale financial
Assets	19(iv)	-	(1,358,650)	(1,358,650)	-	(736,359)	(736,359)
Contributed surplus	19(iv)	4,685,764	(4,685,764)	-	5,735,249	(5,735,249)	-
Accumulated other
comprehensive income	19(iv)	(1,358,650)	1,358,650	-	(736,359)	736,359	-
Deficit		(28,419,696)	-	(28,419,696)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	135,016	-	135,016

Current liabilities
Accounts payable and
accrued liabilities		205,938	-	205,938	353,563	-	353,563
		335,270	-	335,270	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$ -	$24,402,080	$25,659,423	$ -	$25,659,423

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Statement of Comprehensive Loss
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Revenue
Interest income		$ 169,458	$ -	$ 169,458
Drilling services		2,112,832	-	2,112,832
Other income		158,329	-	158,329
		2,440,619	-	2,440,619

Expenses
Drilling services expenses		1,218,518	-	1,218,518
Write-down of interests in mineral properties		890,811	-	890,811
General and administrative expenses (Schedule 1)		1,291,253	-	1,291,253
General exploration expenses		665,055	-	665,055
Stock option compensation		67,500	-	67,500
		4,133,137	-	4,133,137
		(1,692,518)	-	(1,692,518)
Loss on equity investment		(90,908)	-	(90,908)
Loss on dilution		(196,476)	-	(196,476)
Write-down of marketable securities		(80,600)	-	(80,600)
Income on mineral property options		77,360	-	77,360
Loss on sale of marketable securities		(26,790)	-	(26,790)
Foreign exchange loss		(415,755)	-	(415,755)

Loss before income taxes		(2,425,687)	-	(2,425,687)
Income tax recovery	19(v)	232,728	(93,000)	139,728

Net loss		$ (2,192,959)	$ -	$(2,285,959)

Other comprehensive income
Unrealized gains and losses on available-for-sale
financial assets arising during the year		596,051	-	596,051
Reclassification adjustment for gains
and losses included in net loss		26,240	-	26,240

Other comprehensive income		622,291	-	622,291

Total comprehensive loss		$ (1,570,668)	$ -	$(1,663,668)

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Cash Flows
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Operating activities
Net loss	19(v)	$ (2,192,959)	$ (93,000)	$ (2,285,959)
Items not affecting cash
Future income tax recovery	19(v)	(93,000)	93,000	-
Loss on equity investment		90,908	-	90,908
Loss on dilution		196,476	-	196,476
Depreciation		169,973	-	169,973
Loss on sale of marketable securities		26,790	-	26,790
Write-down of marketable securities		80,600	-	80,600
Income on mineral property options		(77,360)	-	(77,360)
Write-down of interests in mineral properties		890,811	-	890,811
Stock-option compensation		67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses		(253,552)	-	(253,552)
Accounts payable and accrued liabilities		147,625	-	147,625
		(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs		2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	(2,500)
Marketable securities
Net proceeds		103,217	-	103,217
Property, plant and equipment
Purchases		(31,494)	-	(31,494)
Mineral properties
Costs		(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958
		(930,293)	-	(930,293)

Net cash inflow		$ 823,721	$ -	$ 823,721
Cash and equivalents, beginning of year		12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year		$13,142,671	$ -	$13,142,671

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

        (iv)   Reclassification within Equity section

Under Canadian GAAP, a balance within contributed surplus existed to record the issuance of warrants and equity-settled employee benefits.  Upon adoption of IFRS, the balances in these accounts have been reclassified to “Reserves – Equity-settled employee benefits” and “Reserves – Warrants”.

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” account that existed under Canadian GAAP into “Reserves – Available-for-sale financial assets” as certain account terminologies are different under IFRS.

       (v)   Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations. During fiscal 2009, the Company renounced qualifying expenditures and as a result recorded a charge to equity and corresponding income tax recovery in income in the amount of $93,000.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and recognized in income at the time the qualifying expenditures are made (there was no premium on the flow-through shares issued in 2009).  The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

Consequently, the Company reversed the $93,000 charge to equity under Canadian GAAP and reclassified this balance to “income tax recovery” in the statement of Comprehensive Loss for the year ended December 31, 2009. There is no impact of this accounting change to the Statement of Financial Position or to the balance of the Deficit or related reserves as at the Transition Date and December 31, 2009.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

20.	Assets Classified as Held For Sale

In December, 2010, the Board of Directors determined that the Elk Gold Property in British Columbia would be offered for sale. The Company completed a Preliminary Economic Assessment on the project outlining the project’s economic parameters and with recent record gold prices, it was determined that this project should be sold to a group that would likely put the mine into production.

	December 31, 2010	December 31, 2009	January 1, 2009
Exploration and evaluation assets held for sale	$8,760,369	$—	$—
Property, plant and equipment held for sale	323,264	—	—
	9,083,633	—	—

Asset retirement obligation held for sale	$(119,636)	$—	$—

21.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	December 31, 2010	December 31, 2009	January 1, 2009
Canada	$2,636,633	$7,934,990	$8,070,162
Mexico	2,665,237	1,356,708	1,179,167
	$5,301,870	$9,291,698	$9,249,329

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	December 31, 2010	December 31, 2009
Canada	$233,875	$288,107
Mexico	—	2,152,512
	$233,875	$2,440,619

192

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

22.	Subsequent Events

a) Sale of the Elk Property

An agreement was signed in February 2011 to sell the Elk Gold Property near Merritt, British Columbia, Canada, to an unrelated third party, Beanstalk Capital Ltd., which is a publically listed Capital Pool Company under the rules of the TSX Venture Exchange, for 37 million common shares at an estimated value of $0.46 per share.  The Company retains a 2% NSR royalty.

b) Private Placement

In February, 2011, the Company completed a private placement of 100,000 flow-through common shares at $4.00 per share for gross proceeds of $400,000.

Almaden Minerals Ltd.	Schedule 1
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Year ended December 31,
	2010	2009

Professional fees	$312,832	$273,276
Office and license	275,761	257,822
Travel and promotion	221,665	153,121
Depreciation	189,580	169,973
Insurance	110,884	110,968
Rent	165,126	166,426
Stock exchange fees	124,909	68,816
Directors fees	33,495	33,495
Regulatory compliance	36,816	38,855
Transfer agent fees	22,544	18,501
	1,493,612	1,291,253